Media release

Rio Tinto share buyback programme

8 February 2017

Rio Tinto plc and Rio Tinto Limited (“Rio Tinto” or the “Company”) today announced that Rio Tinto will commence a US$500 million share buy-back programme of Rio Tinto plc shares. The programme is expected to be completed over the period from 1 March 2017 to 31 December 2017.

Rio Tinto has entered into separate non-discretionary irrevocable instructions with each of Deutsche Bank AG, London Branch and J.P. Morgan Securities plc, each acting as principal, in relation to the purchase of the shares for the period between 1 March 2017 and 28 July 2017. Any shares repurchased will be immediately cancelled.

Any purchases of shares will be effected within certain pre-set parameters, and in accordance with the Company’s general authority to repurchase shares granted by Rio Tinto plc shareholders at the 2016 annual general meeting (“AGM”) and Chapter 12 of the UK Listing Authority’s Listing Rules. The authority requires that the maximum price paid is no more than an amount equal to the higher of (a) five per cent above the average of the middle market quotations for the shares as derived from the London Stock Exchange Daily Official List during the period of five business days immediately preceding such purchase and (b) the higher of the price of the last independent trade and the highest current bid as stipulated by article 5(6) of the Market Abuse Regulation.

Any purchases effected following the expiry of the authority granted at the 2016 AGM of Rio Tinto plc will be conditional on a similar shareholder authority being granted at the 2017 AGM on 12 April 2017.

Rio Tinto confirms that it has no unpublished price sensitive information.

Contacts

media.enquiries@riotinto.com

www.riotinto.com

Follow @RioTinto on Twitter

Media Relations, EMEA/Americas	Media Relations, Australia/Asia
Illtud Harri	Ben Mitchell
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David Outhwaite	Bruce Tobin
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David Luff	Matthew Klar
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Investor Relations, EMEA/Americas	Investor Relations, Australia/Asia
John Smelt	Natalie Worley
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David Ovington	Rachel Storrs
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Nick Parkinson
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Rio Tinto plc	Rio Tinto Limited
6 St James’s Square	120 Collins Street
London SW1Y 4AD	Melbourne 3000
United Kingdom	Australia

T +44 20 7781 2000	T +61 3 9283 3333
Registered in England	Registered in Australia
No. 719885	ABN 96 004 458 404